UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.    )*
                                              ---


                           HOVNANIAN ENTERPRISES, INC.
      --------------------------------------------------------------------
                                (Name of Issuer)


                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
         --------------------------------------------------------------
                         (Title of Class of Securities)

                                    442487203
                 ----------------------------------------------
                                 (CUSIP Number)

                            GEATON A. DECESARIS, JR.
                             CHAIRMAN OF THE BOARD,
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             WASHINGTON HOMES, INC.
                              1802 BRIGHTSEAT ROAD
                          LANDOVER, MARYLAND 20785-4235
                         ------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                              JOHN W. GRIFFIN, ESQ.
                          DUANE, MORRIS & HECKSCHER LLP
                         1667 K STREET, N. W., SUITE 700
                             WASHINGTON, D. C. 20006
                                 (202) 776-7854

                                 AUGUST 28, 2000
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 12 Pages

                                                            SCHEDULE 13D

CUSIP No. 442487203                                    Page   2   of  12   Pages
         ----------                                         -----    -----
--------------------------------------------------------------------------------


 1   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     Washington Homes, Inc.

--------------------------------------------------------------------------------

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See Instructions)

     (a)

     (b)   X
         -----

--------------------------------------------------------------------------------

 3   SEC USE ONLY

--------------------------------------------------------------------------------

 4   SOURCE OF FUNDS (See Instructions)

                00

--------------------------------------------------------------------------------

 5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

            Maryland

--------------------------------------------------------------------------------

                   7   SOLE VOTING POWER

                                    0
                  --------------------------------------------------------------

    NUMBER OF      8   SHARED VOTING POWER
     SHARES
   BENEFICIALLY        12,076,493 (1) (See Item 5 herein)
    OWNED BY      --------------------------------------------------------------
      EACH
    REPORTING      9   SOLE DISPOSITIVE POWER
     PERSON
      WITH                   0
                  --------------------------------------------------------------

                   10  SHARED DISPOSITIVE POWER

                       12,076,493 (1) (See Item 5 herein)
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                          0
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        70.7%(1)

--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON (See Instructions)

                   CO
--------------------------------------------------------------------------------

(1) Washington Homes, Inc. ("Washington Homes") has entered into a Voting Agreement, dated August 28, 2000, with certain stockholders of Hovnanian Enterprises, Inc., ("Hovnanian") which provides that signatory stockholders will vote their shares of Class A Common Stock, par value $.01 per share of Hovnanian (the "Hovnanian Class A Common Stock"), and Class B Common Stock, par value $.01 per share (the "Hovnanian Class B Common Stock"), in favor of a proposal to adopt the Merger Agreement (as defined hereinafter). The stockholders of Hovnanian who are signatories to such Voting Agreement own in the aggregate 6,341,345 shares of the Hovnanian Class A Common Stock and 5,735,148 shares of the Hovnanian Class B Common Stock. The Hovnanian Class B Common Stock is convertible into the Hovnanian Class A Common Stock. Unless the context otherwise requires, the Hovnanian Class A Common Stock and the Hovnanian Class B Common Stock may sometimes be referred to collectively in this Schedule 13D as the "Hovnanian Common Stock." Washington Homes does not have any rights as a stockholder of Hovnanian pursuant to said Voting Agreement. Accordingly, Washington Homes expressly disclaims beneficial ownership of all shares subject to said Voting Agreement.





                               Page 3 of 12 Pages

ITEM 1.    SECURITY AND ISSUER.

          This statement on Schedule 13D (this "Schedule 13D") relates to the Class A Common Stock, par value $.01 per share (the "Hovnanian Common Stock"), of Hovnanian Enterprises, Inc., a Delaware corporation ("Hovnanian"). The address of the principal executive office of Hovnanian is Hovnanian Enterprises, Inc., 10 Highway 35, P.O. Box 500, Red Bank, New Jersey 07701.

ITEM 2.    IDENTITY AND BACKGROUND

          This Schedule 13D is filed by Washington Homes, Inc., a Maryland corporation ("Washington Homes" or the "Reporting Person"). The address of the principal executive office of Washington Homes is 1802 Brightseat Road, Landover, Maryland 20785-4235. Washington Homes designs, builds and markets single-family detached homes and townhomes in Maryland, Virginia, Pennsylvania, Alabama, Mississippi, North Carolina and Tennessee.

          To the best of Washington Homes' knowledge as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each executive officer and director of Washington Homes, and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth in Schedule I hereto. The information contained in Schedule I is incorporated herein by reference.

          During the last five years, neither Washington Homes nor, to the best of Washington Homes' knowledge, any of the executive officers or directors of Washington Homes listed in Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Hovnanian and Washington Homes entered into an Agreement and Plan of Merger dated as of August 28, 2000 (the "Merger Agreement"). Pursuant to the Merger Agreement, Washington Homes will merge (the "Merger") with and into WHI Holding Co., Inc., a Delaware corporation and a wholly-owned subsidiary of Hovnanian, ("WHI Holding"), with WHI Holding as the surviving corporation. Pursuant to the terms of the Merger Agreement, each issued and outstanding share of Washington Homes Common Stock not owned or held by Hovnanian or Washington Homes (which will be canceled) will be converted into the right to receive, at the election of the holder of Washington Homes Common Stock, subject to the limitations and prorations stated in the Merger Agreement, 1.39 shares of Class A Common Stock, par value $.01 per share, of Hovnanian ("Hovnanian Class A Common Stock") or $10.08 in cash or a combination of Hovnanian Class A Common Stock and cash.

                               Page 4 of 12 Pages

          In order to facilitate the consummation of the transactions contemplated by the Merger Agreement and in consideration thereof, Washington Homes entered into a Voting Agreement (the "Voting Agreement"), dated as of August 28, 2000, with certain stockholders of Hovnanian named therein (collectively, the "Stockholders"), whereby the Stockholders agreed to vote all of the shares of Hovnanian Common Stock owned beneficially or held of record by them in favor of the approval and adoption of the Merger Agreement, the Merger and any other action required in furtherance thereof. Washington Homes did not pay any consideration to any Stockholder in connection with the execution and delivery of the Voting Agreement.

          References to, and descriptions of, the Merger Agreement and the Voting Agreement as set forth above in this Item 3 are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreement included as Exhibit 1 and Exhibit 2 to this Schedule 13D, and are incorporated in this Item 3 in their entirety where such references and descriptions appear.

ITEM 4.    PURPOSE OF THE TRANSACTION

          The information set forth or incorporated by reference in Items 2 and 3 is hereby incorporated herein by reference.

          Upon consummation of the Merger as contemplated by the Merger Agreement (a) the Certificate of Incorporation and By-laws of WHI Holding will be the Certificate of Incorporation and By-laws of the surviving corporation of the Merger, (b) the directors of WHI Holding shall be the directors of the surviving corporation of the Merger and (c) the officers of Washington Homes shall be the officers of the surviving corporation of the Merger. The Merger Agreement provides that Hovnanian, in cooperation with Washington Homes, will prepare and submit to the New York Stock Exchange ("NYSE") a listing application covering the Hovnanian Class A Common Stock and shall use its reasonable best efforts to cause such shares to be approved for listing on the NYSE prior to the consummation of the Merger. In addition, the Merger Agreement provides that Hovnanian has agreed to cause Geaton A. DeCesaris, Jr. to be elected as a member of Hovnanian's Board of Directors as of the time of the consummation of the Merger and thereafter under certain specified conditions set forth in the Merger Agreement, to cause Mr. DeCesaris to continue to be nominated for election as a member of the Board of Directors of Hovnanian.

          The Merger is subject to customary closing conditions, including the adoption of the Merger Agreement by Washington Homes' stockholders, the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the receipt of other required regulatory approvals, and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement. The Merger is also subject to approval by Hovnanian's stockholders of the issuance of the shares of Hovnanian Class A Common Stock pursuant to the Merger (the "Share Issuance"). The Stockholders of Hovnanian Common Stock representing approximately 70.3% of the voting power of the Hovnanian Common Stock, which is in excess of the required majority in voting power of the Hovnanian Common Stock necessary to approve the issuance of Hovnanian Class A Common Stock pursuant to the Merger, have entered into the Voting Agreement in which such Stockholders have agreed to vote the Hovnanian Common Stock owned beneficially or of record by them in favor of such share Issuance. There can be no

                               Page 5 of 12 Pages
assurance that the other required approvals will be obtained in a timely fashion, if at all, or, in the case of regulatory approvals, if obtained, will not contain certain conditions.

          Pursuant to the terms of the Voting Agreement, the Stockholders have agreed, among other things, (i) to vote all of the shares of Hovnanian Common Stock owned beneficially or held of record by them in favor of the Share Issuance and (ii) not to sell, transfer, pledge, encumber, assign or otherwise dispose of such shares. The Voting Agreement terminates upon the earlier to occur of (a) the completion of the Merger, (b) the termination of the Merger
Agreement for any reason, or (c) written notice of termination by Washington Homes to the Stockholders. The name of each Stockholder and the number of outstanding shares of Hovnanian Common Stock held by each Stockholder and subject to the Voting Agreement are set forth on the signature pages thereto and are incorporated herein by reference.

          Washington Homes does not have any right to dispose (or direct the disposition of) any shares of the Hovnanian Common Stock pursuant to the Voting Agreement. Accordingly, Washington Homes expressly disclaims beneficial ownership of all such shares.

          References to, and descriptions of, the Merger Agreement and the Voting Agreement as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreement incorporated by reference as Exhibit 1 and Exhibit 2 to this Schedule 13D, and are incorporated in this Item 4 in their entirety where such references and descriptions appear.

ITEM 5.    INTEREST IN SECURITIES OF HOVNANIAN.

          The information set forth or incorporated by reference on pages 4to 6 of this Schedule 13D and in Items 2, 3 and 4 is hereby incorporated herein by reference.

          The aggregate number of shares of Hovnanian Common Stock covered by the Voting Agreement is 12,076,493 (representing approximately 70.7% of aggregate voting power of the shares of Hovnanian Common Stock outstanding as of August 28, 2000, as represented by Hovnanian in the Merger Agreement).

          By virtue of the Voting Agreement, Washington Homes may be deemed to share with the Stockholders the power to vote, and to have the power to restrict the Stockholders' disposition of, the shares of Hovnanian Common Stock subject to the Voting Agreement. Washington Homes, however, is not entitled to any rights as a stockholder of Hovnanian as to the shares of Hovnanian Common Stock covered by the Voting Agreement and expressly disclaims any beneficial ownership of the shares of Hovnanian Common Stock subject to the Voting Agreements.

          Other than as set forth in this Schedule 13D, to the best of Washington Homes' knowledge as of the date hereof (i) neither Washington Homes nor any subsidiary or affiliate of Washington Homes' nor any of Washington Homes' executive officers or directors, beneficially owns any shares of Hovnanian Common Stock and (ii) there have been no transactions in the shares of Hovnanian Class A Common Stock effected during the past 60 days by Washington Homes nor to

                               Page 6 of 12 Pages
the best of Washington Homes' knowledge, by any subsidiary or affiliate of Washington Homes or any of Washington Homes' executive officers of directors.

          Reference to, and descriptions of, the Merger Agreement and Voting Agreement as set forth in this Item 5 are qualified in their entirety by reference to the copies of (a) the Merger Agreement incorporated herein by reference as Exhibit 1 to this Schedule 13D, and (b) the Voting Agreement included as Exhibit 3 to this Schedule 13D, each of which is incorporated in this Item 5 in its entirety where such references and descriptions appear.

ITEM 6. CONTRACTS, ARRANEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF HOVNANIAN.

          The information set forth, or incorporated by reference, in Items 3 through 5 is hereby incorporated herein by reference.

          Copies of the Merger Agreement and the Voting Agreement are incorporated herein by reference as Exhibit 1 and Exhibit 2 to this Schedule 13D. To the best of Washington Homes' knowledge, except as described in this
Schedule 13D, there are at present no other contracts, arrangements, understandings or relationships among the persons named in Item 2 above, and between any such persons and any person, with respect to any securities of Hovnanian.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit  Description

   1. Agreement and Plan of Merger, dated as 1. Agreement and Plan of Merger, dated as of August 28, 2000, among Hovnanian Enterprises, Inc. ("Hovnanian"), WHI Holding Co., Inc., and Washington Homes, Inc. (filed as Exhibit 1 to the Schedule 13D dated September 7, 2000 by Hovnanian with respect to the Common Stock of Washington Homes, Inc., File No. 5-42891, and incorporated herein by reference).

   2. Voting Agreement, dated as of August 28, 2000, among Washington Homes, Inc. and the several stockholders of Hovnanian named therein.


                               Page 7 of 12 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               WASHINGTON HOMES, INC.



                                               By  /s/ Geaton A. DeCesaris, Jr.
                                                   -----------------------------
                                                     Geaton A. DeCesaris, Jr.
                                                      Chairman of the Board,
                                                       President and Chief
                                                        Executive Officer

Dated:   September 7, 2000








                               Page 8 of 12 Pages

                                   SCHEDULE I
                        DIRECTORS AND EXECUTIVE OFFICERS
                            OF WASHINGTON HOMES, INC.


          The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Washington Homes, Inc. Each such person is a U.S. citizen, and the business address of each person employed by Washington Homes, Inc. is 1802 Brightseat Road, Landover, Maryland 20785-4235.

Geaton A. DeCesaris, Jr.              Chairman of the Board,
Chairman of the Board                 President and Chief Executive
                                          Officer
                                      Washington Homes, Inc.



Geaton A. DeCesaris, Sr.              Chairman Emeritus
Director                              Washington Homes, Inc.



Thomas Connelly                       Senior Vice President and
Director                                  Chief Financial Officer
                                      Western Pacific Housing
                                      300 Continental Blvd.
                                      El Segundo, CA 90245



Richard S. Frany                      President
Director                              Tallwood Associates, Inc.
                                      1350 Avenue of the Americas
                                      New York, NY 10019



Thomas J. Pellerito                   President Homebuilding Operations and
Director                                  Chief Operating Officer
                                      Washington Homes, Inc.


                               Page 9 of 12 Pages

Ronald M. Shapiro                        President
Director                                 Shapiro, Robinson & Associates, Inc. &
                                         Of Counsel
                                         The Law Firm of Shapiro & Olander
                                         36 S. Charles Street
                                         Baltimore, MD



Paul C. Sukalo                           Senior Vice President
Director                                 Washington Homes, Inc.




Richard B. Talkin                        Attorney
Director                                 9175 Guilford Road
                                         Columbia, MD 21046



                               Page 10 of 12 Pages

Executive Officers Who Are Not Directors

Christopher Spendley                     Senior Vice President, Chief Financial
                                             Officer and Secretary
                                         Washington Homes, Inc.




Clayton W. Miller                        Senior Vice President, Chief Accounting
                                             Officer and Treasurer
                                         Washington Homes, Inc.





                               Page 11 of 12 Pages

                                  EXHIBIT INDEX

   1. Agreement and Plan of Merger, dated as of August 28, 2000, among Hovnanian Enterprises, Inc. ("Hovnanian"), WHI Holding Co., Inc., and Washington Homes, Inc. (filed as Exhibit 1 to the Schedule 13D dated September 7, 2000 by Hovnanian with respect to the Common Stock of Washington Homes, Inc., File No. 5-42891, and incorporated herein by reference).

   2. Voting Agreement, dated as of August 28, 2000, among Washington Homes, Inc. and the several stockholders of Hovnanian named therein.



                               Page 12 of 12 Pages